EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	June 7, 2023

Eldorado Gold Announces Closing of C$135 Million Bought Deal Financing

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or the “Company”) today announced the closing of the previously announced bought deal offering of 10,400,000 Common Shares at a price of C$13.00 per Common Share (the “Offering Price”) for gross proceeds of approximately C$135 million (the "Offering"). The Offering was conducted by a syndicate of underwriters led by BMO Capital Markets and National Bank Financial, and including CIBC Capital Markets, Canaccord Genuity, Cormark Securities Inc. and RBC Capital Markets.

Copies of the Canadian and U.S. prospectus supplements, the Canadian short form base shelf prospectus and the registration statement on Form F-10 (File No. 333-272043) may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the aforementioned offering documents may also be obtained from National Bank Financial Inc., 130 King Street West, Suite 3200, Toronto, ON M5X 1J9 or by telephone at (416) 869-6534 or by email at ECM-Origination@nbc.ca. Copies of the applicable offering documents can be obtained free of charge under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com